UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

04.30.2014

Results January – March 2014

BBVA boosts profit from ongoing operations 19% to €744 million

•	Earnings: Good performance by revenues and lower loan-loss provisions led to an 18.7% year-over-year rise in net income from ongoing operations. Excluding the effect of exchange rates, the increase was 76.1%

•	Asset quality: Risk indicators show clear signs of improvement. The BBVA Group’s non-performing asset ratio (NPA) fell for the first time since 2011. Excluding real estate business, new entries to NPL status continue to fall (down 25% year-over-year) and the risk premium has improved 18 basis points during the same period

•	Capital adequacy: Capital ratios remain strong. In Basel III terms the core capital ratio stands at 10.8% (phased-in), which is far higher than the minimum required by the new regulation

The first quarter of 2014 marked the start of a new cycle of growth for BBVA’s operating results. Net income from ongoing operations rose 18.7% over the first quarter of 2013, to €744 million. Net attributable profit came to €624 million, which was 64% less than the same period a year earlier due to corporate operations that were booked in the first three months of 2013.

BBVA President and COO Ángel Cano said, “These results underline the strength of our business model. On one hand they confirm that asset quality continues to improve in Spain and, on the other, they highlight the consistency of recurring income. As for our strategy, the priority is to accelerate the Group’s transformation into a digital business model to provide an improved experience to our clients, regardless of the channel they use, with new services and applications.”

The year-over-year comparison of quarterly earnings is affected by factors such as the absence of corporate operations in the first part of the current year and the negative impact of exchange rates against the euro. Nonetheless steady generation of revenues, costs control and lower provisioning helped to configure a solid income statement.

04.30.2014

In yet another quarter BBVA generated a high level of income. From January to March and without taking FX fluctuations into account, net interest income plus fee income rose 6.7% to €4.38 billion, compared to the same period last year. Gross income increased 5.0% to €5.05 billion at constant exchange rates. In consolidated terms developed markets accounted for 45% of gross income and emerging economies 55%.

In constant terms, the cost-containment policy kept increases down to 4%, a figure lower than the rise in gross income or the average inflation in the regions where BBVA operates. This explains how operating income increased 6.0% at constant exchange rates to €2.44 billion. As a result BBVA was once again the most profitable bank with a ratio of operating income over average total assets of 1.65%, more than double the average of its competitors (0.70%).

The improvement in asset quality helped considerably to reduce loan-loss and real estate provisions to €1.24 billion compared to the average quarterly charge of €1.66 billion in 2013 and €2.36 billion in 2012.

At the end of March the Group’s NPA ratio stood at 4.6% excluding real estate activity, with a coverage of 59%. New entries to NPL status also continued to fall (down 25% year-over-year) and the risk premium improved 18 basis points during the same period, without taking into account real estate business. The total NPA ratio for the BBVA Group was 6.6%. This is 18 basis points less than last December and the first decline since 2011. Coverage stood at 60%. The combined NPA ratio for banking and real estate business in Spain fell to 10.0% versus 10.3% in December, helped by a decline in non-performing loans of €610 million.

04.30.2014

The strength of BBVA’s capital was reflected in Basel III core capital ratio: 10.8% (phased-in) and 9.9% (fully loaded). These figures are well above the minimum required by new regulations (4% and 7%, respectively). Furthermore the bank made two issues to reinforce and optimize its capital base under the new CRD IV rules (Capital Requirements Directive). These were a €1.5 billion issue of contingent convertible securities, eligible as additional Tier I, and the second was a €1.5 billion subordinated bond issue, eligible as Tier II.

In terms of business, gross lending increased 1.6% during the quarter at constant exchange rates. South America, Mexico and the United States reported substantial advances in this area. In Eurasia the volume of lending to wholesale customers was stable although Garanti’s loan portfolio grew at a slightly slower pace. Spain saw a slowdown in the deleveraging process affecting the balance of total credit and the franchise managed to obtain increases in the flow of new operations in some segments. Customer deposits showed a positive evolution in all regions.

04.30.2014

In the first quarter BBVA also attained two significant milestones, the creation of a new business area, Digital Banking, and the acquisition of Simple. The new division’s priorities are to accelerate the Group’s transformation and boost the development of new digital businesses. Digital Banking is responsible for all commercial offerings, the multi-channel strategy, the distribution model and the design of commercial and operational processes. Simple is a U.S.-based company that has created a new standard in digital banking. The acquisition is part of BBVA’s strategy to lead the technology-driven change that is transforming the financial services industry.

As for results divided by business area banking activity in Spain improved earnings, supported by the start of the economic recovery. The customer spread improved, entries to NPL status declined and there was an emerging demand for credit. The total volume of lending however continued to fall (down 8.4% year-over-year). Conversely, customer funds increased 12.8%. The NPA and coverage ratios remained unchanged from the previous quarter (6.4% and 41%, respectively). The risk premium fell 31 basis points to 1.04%. Gross entries to NPL status dropped 34% year-over-year. The area reported net attributable profit of €386 million. This was 33.3% less than last year but up 178.4% if the capital gains in March 2013, generated by a re-insurance operation of the individual life-risk portfolio, are excluded. Furthermore the earnings from banking activity offset the real estate business results.

The real estate activity in Spain also reflected the improvement in the market context. Net exposure to this sector (around €14.2 billion) has fallen 21% since its peak in 2011. The NPA ratio declined 127 basis points in the quarter to 54.2% BBVA sold more than 3,000 units during the quarter at discounts close to the net book value. Including operations carried out on behalf of third parties the total of sales was close to 5,000 units. The net attributable result of this area was -€231 million, a notable improvement on previous periods.

In the following paragraphs the percentage variations refer to constant exchange rates. This provides a better reflection of business developments in these areas.

In the United States lending increased 14.7% and customer funds rose 4.4%. The higher level of business is apparent on the income statement. All margins are growing. Credit quality continued to improve significantly and the franchise earned €105 million (up 16.1%). Moreover the Federal Reserve approved BBVA Compass’ capital plan without objections.

In Eurasia, Garanti demonstrated it is the top bank in Turkey with solid earnings in a complex environment that squeezed margins. The macroeconomic perspectives look better in the mid-term and the local financial sector still offers a big potential. The area earned €105 million (up 3.1%).

BBVA Bancomer, the top bank in Mexico, continued to enjoy buoyant business with lending up 10.4% and customer funds up 12.2%. This was reflected by all margins. Risk indicators remained stable. The Mexican franchise achieved net attributable profit of €453 million in the first quarter (up 14.7%).

04.30.2014

South America saw once again the highest rate of growth. Both lending and customer funds rose more than 25%. Repeating the pattern of recent years the region reported double digit growth at all levels of its income statement. This business area earned €244 million (up 16%).

Contact details:

BBVA Corporate Communications

Tel. +34 91 374 40 10

comunicacion.corporativa@bbva.com

For more financial information about BBVA visit:

http://shareholdersandinvestors.bbva.com

For more BBVA news visit: http://press.bbva.com/

04.30.2014

BBVA Group Highlights

(Consolidated figures)

	31-03-14	Δ%	31-03-13	31-12-13
Balance sheet (million euros)
Total assets	599,135	(5.4)	633,072	599,517
Loans and advances to customers (gross)	349,746	(6.1)	372,630	350,110
Deposits from customers	309,817	1.7	304,613	310,176
Other customer funds(1)	102,128	5.6	96,729	99,213
Total customer funds(1)	411,945	2.6	401,342	409,389
Total equity	44,056	(5.4)	46,572	44,850
Income statement (million euros)
Net interest income	3,391	(6.4)	3,623	14,613
Gross income	5,051	(6.8)	5,419	21,397
Operating income	2,438	(8.4)	2,661	10,196
Income before tax	1,017	22.3	831	2,750
Net attributable profit	624	(64.0)	1,734	2,228
Data per share and share performance ratios
Share price (euros)	872	28.9	6.76	8.95
Market capitalization (million euros)	50,442	36.9	36,851	51,773
Net attributable profit per share (euros)(2)	0.10	(65.5)	0.30	0.39
Book value per share (euros)	7.92	(4.5)	8.30	8.00
P/BV (Price/book value; times)	1.1		0.8	1.1
Significant ratios (%)
ROE (Net attributable profit/average equity)	5.5		16.2	5.0
ROTE (Net attributable profit/average tangible equity)	6.3		20.1	6.0
ROA (Net income/average total asets)	0.51		1.25	0.48
RORWA (Net income/average risk-weighted assets)	0.91		2.42	0.91
Efficiency ratio	51.7		5.09	52.3
Risk premium	1.27		1.51	1.59
NPA ratio	6.6		5.3	6.8
NPA coverage ratio	60		71	60
Capital adequacy ratios (%)(3)
Core capital	10.8		11.2	11.6
Tier I	11.5		11.2	12.2
BIS II Ratio	13.0		13.5	14.9
Other information
Number of shares (millions)	5,786	6.2	5,449	5,786
Number of shareholders	968,213	(2.2)	990,113	974,395
Number of employees(4)	109,079	(4.5)	114,245	109,305
Number of branches(4)	7,441	(4.5)	7,795	7,420
Number of ATMs(4)	20,864	3.2	20,219	20,415

Memorandum Item: this quarterly Information has not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the International Financial Reporting standards (IFRS) adopted by the European Union and in accordance with Bank of Spain circular 4/2004 and with its subsequent amendments. As regards the stake in the Garanti Group, the Information is presented as in previous periods and consolidated in proportion to the percentage of tne Group’s stake. See pages 47 and 48 for the reconciliation of the BBVA Group’s financial statements.

(1)	They do not include the assets under management by pension fund administrators in Chile, Mexico, Colombia and Peru.
(2)	Basic earrings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013 and in the first quarter of 2014.
(3)	The capital ratios as of 31-Mar-2014 have been calculated under the Basel III phased-in regulations. For previous periods, the calculation was done in accordance with the Basel II regulations in force at the time.
(4)	Excluding Garanti.

Information about the net attributable profit (excluding results from corporate operations)(1)	31-03-14	Δ%	31-03-13	31-12-13
Net attributable profit	624	48.6	420	1.405
Net attributable profit per share (euros)(2)	0.10	38.8	0.08	0.25
ROE	5.5		3.9	31
ROTE	6.3		4.9	3.8
ROA	0.51		0.40	0.35
RORWA	0.91		0.78	0.66

(1)	In 2013 it includes the results form the pension business in Latin America Including the capital gains from their sale; the capital gains from the sale of BBVA Panama; the capital gains generated by the reinsurance operation on the individual life and accident insurance portfolio in Spain; the equity accounted earnings from CNCB (excluding dividends), together with the effect of the mark-to-market valuation of BBVAS stake in CNCB following the new agreement concluded with the CITIC Group, which included the sale of 51% of CNCB.
(2)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013 and in the first quarter of 2014.

04.30.2014

Consolidated income statement: quarterly evolution(1)

(Million euros)

	2014	2013
	1Q	4Q	3Q	2Q	1Q
Net interest income	3,391	3,760	3,551	3,679	3,623
Net fees and commissions	985	1,139	1,114	1,126	1,052
Net trading income	751	609	569	630	719
Dividend income	29	114	56	176	19
Income by the equity method	(14)	53	9	11	(1)
Other operating income and expenses	(90)	(353)	(113)	(153)	7
Gross income	5,051	5,321	5,186	5,470	5,419
Operating expenses	(2,613)	(2,852)	(2,777)	(2,814)	(2,758)
Personnel expenses	(1,375)	(1,423)	(1,452)	(1,454)	(1,458)
General and administrative expenses	(959)	(1,134)	(1,042)	(1,080)	(1,025)
Depreciation and amortization	(279)	(295)	(283)	(279)	(276)
Operating income	2,438	2,469	2,410	2,656	2,661
Impairment on financial assets (net)	(1,103)	(1,210)	(1,854)	(1,336)	(1,376)
Provisions (net)	(144)	(196)	(137)	(130)	(167)
Other gains (losses)	(173)	(382)	(198)	(172)	(287)
Income before tax	1,017	682	221	1,017	831
Income tax	(273)	(114)	(13)	(261)	(205)
Net income from ongoing operations	744	568	208	756	626
Results from corporate operations	—	(1,245)	160	593	1,315
Net income	744	(677)	368	1,349	1,941
Non-controlling interests	(120)	(172)	(172)	(202)	(206)
Net attributable profit	624	(849)	195	1,147	1,734
Net attributable profit (excluding results from corporate operations)(2)	624	396	35	554	420
Basic earnings per share (euros)	0.11	(0.15)	0.03	0.20	0.30
Basic earnings per share diluted (euros)(3)	0.10	(0.14)	0.03	0.20	0.30
Basic earnings per share diluted (excluding results from corporate operations) (euros)(2-3)	0.10	0.07	0.01	0.09	0.08

(1)	Pro forma financial statements with the revenues and expenses of the Granti Group consolidated in proportion to the percentage of the Groups stake.
(2)	In 2013 it includes the results from the pension business in Latin America, including the capital gains from their sale; the capital gains from the sale of BBVA Panama; the capital gains generated by the reinsurance operation on the individual life and accident insurance portfolio in Spain; the equity-accounted earnings from CNCB (excluding dividends), together with the effect of the market-to-market valuation of BBVA’s stake in CNCB following the new agreement concluded with the CITIC Group, which included the sale of 51% of CNCB.
(3)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013 and in the first quarter of 2014.

04.30.2014

Consolidated income statement (1)

(Million euros)

	1Q14	Δ%	Δ% at constant exchange rates	1Q13
Net interest income	3,391	(6.4)	7.8	3,623
Net fees and commissions	985	(6.4)	3.3	1,052
Net trading income	751	4.4	17.8	719
Dividend income	29	48.7	57.3	19
Income by the equity method	(14)	n.m.	n.m.	(1)
Other operating income and expenses	(90)	n.m.	n.m.	7
Gross income	5,051	(6.8)	5.0	5,419
Operating expenses	(2,613)	(5.3)	4.0	(2,758)
Personnel expenses	(1,375)	(5.7)	2.7	(1,458)
General and administrative expenses	(959)	(6.4)	4.6	(1,025)
Depreciation and amortization	(279)	1.1	9.1	(276)
Operating income	2,438	(8.4)	6.0	2,661
Impairment on financial assets (net)	(1,103)	(19.8)	(15.3)	(1,376)
Provisions (net)	(144)	(13.5)	(2.3)	(167)
Other gains (losses)	(173)	(39.7)	(38.9)	(287)
Income before tax	1,017	22.3	79.4	831
Income tax	(273)	33.4	89.3	(205)
Net income from ongoing operations	744	18.7	76.1	626
Results from corporate operations	—	—	—	1,315
Net income	744	(61.7)	(57.0)	1,941
Non-controlling interests	(120)	(42.2)	(20.2)	(206)
Net attributable profit	624	(64.0)	(60.5)	1,734
Net attributable profit (excluding results from corporate operations)(2)	624	48.6	129.0	420
Basic earnings per share (euros)	0.11			0.30
Basic earnings per share diluted (euros)(3)	0.10			0.30
Basic earnings per share diluted (excluding results from corporate operations)(2,3)	0.10			0.08

(1)	Proforma financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage or the Groups stake.
(2)	In 2013 it includes the results from the pension business in Latin America, including the capital gains from their from the sale, of BBVA panama, the capital gains generated by the reinsurance operation on the individual life and accident insurance portfolio in Spain; the equity accounted earnings from CNCB (excluding dividends), together with the effect of the mark-to-market valuation of BBVA’s stake in CNCB following the new agreement concluded with the CITIC Group, which included the sale of 51% of CNCB.
(3)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013 and in the first quarter of 2014.

04.30.2014

About BBVA

BBVA is a customer-centric global financial services group founded in 1857. The Group has a solid position in Spain, it is the largest financial institution in Mexico and it has leading franchises in South America and the Sunbelt Region of the United States. Its diversified business is biased to high-growth markets and it relies on technology as a key sustainable competitive advantage. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture. It operates with the highest integrity, a long-term vision and applies the best practices. The Group is present in the main sustainability indexes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 30, 2014	By: /s/ Ricardo Gómez Barredo
Name: Ricardo Gómez Barredo
Title: Global Head of Group Accounting and Information Management